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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of  February, 2003

Commission File Number  000-50184
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      Yantai Daihua Holdings Company Limited
       (Translation of registrant's name into English)

      East of Muping, Yantai, Shangdong, People's Republic of China
      (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.


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Form 6-K                                                       Page 2 of 3

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

In connection with the previously reported closing on February 18, 2003 of the Agreement and Plan of Share Exchange between Equity Finance Holding Corporation and Australia China Investments Limited, whereby Australia China and its two stockholders acquired more than a majority of the issued and outstanding shares, the name of the registrant was changed to Yantai Dahua Holdings Company Limited, all directors and executive officers of Equity resigned and new directors and executive officers were appointed. The new board of directors engaged Messrs. Moores Rowland, 34/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong, as the principal accountant to audit the registrant's financial statements for fiscal years 2002 and 2003; the independent accountants that were previously engaged as the principal accountant to audit the registrant's financial statements, Malone & Bailey, PLLC, Houston, Texas for fiscal 2001 and Perry-Smith LLP for fiscal 2000, were dismissed.

The former principal accountants' reports on the financial statements for the last two fiscal years contained a "going concern" comment due to recurring losses from operations. The reports did not contain an adverse opinion or a disclaimer of opinion and were not modified as to audit scope or accounting principles.

There were no disagreements with the former principal accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The registrant has authorized the former principal accountants to respond fully to any inquiries of the successor principal accountant. The registrant did not consult with the successor principal accountant regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure prior to it engagement.

                           [INTENTIONALLY LEFT BLANK]

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Form 6-K                                                       Page 3 of 3


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    YANTAI  DAHUA  HOLDINGS  COMPANY  LIMITED


                    By:___________________________
                    Tang  Yuxiang,  Chairman  and  Chief  Executive  Officer




Date: March 6, 2003



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